

July 21, 2014

Via E-mail
Eric D. Jacobs
Executive Vice President, Chief Financial and Administrative Officer
Dealertrack Technologies, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

     Re: Dealertrack Technologies, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 21, 2014
             Form 10-Q for the Quarterly Period Ended March 31, 2014
             Filed May 12, 2014
             Form 8-K/A filed May 13, 2014
             File No. 000-51653

Dear Mr. Jacobs:

     We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1.   We note your disclosure that as of December 31, 2013 you had $122 million of cash and cash equivalents and $11 million of short-term marketable securities. We also note your disclosure on page 86 that you have $32 million of undistributed foreign subsidiaries'

earnings for which you have not recorded a U.S. federal income tax and foreign withholding tax provision as you intend to indefinitely reinvest these earnings. In light of the growth of undistributed foreign subsidiaries' earnings as a percentage of total cash and cash equivalents, and short-term marketable securities, please tell us the amount of cash and cash equivalents and short-term marketable securities held outside the U.S. and what consideration was given to providing this disclosure, noting that these investments are not presently available to fund domestic operations or obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15. Income Taxes, page 84

2.   We note your effective tax rate disclosure and the reconciling items shown as significant reductions to the fiscal 2013 pre-tax book income U.S. statutory tax rate as being attributable to foreign tax rate differential and general business credits. Please explain to us further the nature of the foreign tax rate differential, in particular as it relates to your Canadian operations. Also, please explain to us further the nature of the general business credits impacting the effective tax rate.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Advertising and Other Revenue, page 8

3.   We note your disclosure that you are the primary obligor in a majority of your advertising arrangements, which in addition to other factors provides the basis for you recognizing revenue and expense amounts on a gross basis. Please describe for us further the nature of these arrangements and how they differ from advertising revenue arrangements for which you do not report amounts on a gross basis, within the context of ASC 605-45. Also, please specifically describe how you are accounting for amounts spent and received under those arrangements you do not report at gross.

Form 8-K/A filed May 13, 2014

Exhibit 99.2

4.   We note on page 2 that the Independent Auditor's Report of Deloitte & Touche LLP does not include the city and state where issued. Please amend your filing to include the city and state where the report was issued in accordance with Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief